Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                               September 14, 2011

VIA EDGAR

Katherine Wray
Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: iSoft International Inc. (the "Company")
         Amendment No. 3 to Registration Statement on Form S-1
         Filed September 14, 2011
         File No. 333-174443

Dear Ms. Wray:

     Pursuant  to  the  staff's   comment  letter  dated  August  24,  2011,  we
respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 3 to the Company's Form S-1 was filed with the Commission via EDGAR on September 14, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. The page numbers below reference the redlined Amendment No. 3 to the Company's Form S-1.

GENERAL

1. PLEASE UPDATE THE FINANCIAL STATEMENTS AS APPROPRIATE TO COMPLY WITH RULE 8-08 OF REGULATION S-X, AND REVISE RELATED DISCLOSURES THROUGHOUT THE FILING, INCLUDING MANAGEMENTS DISCUSSION AND ANALYSIS. AN UPDATED CONSENT OF YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM SHOULD ALSO BE PROVIDED WITH THE AMENDED REGISTRATION STATEMENT.

     Company response: The Company has included unaudited financial statements for June 30, 2011 and revised its disclosure throughout the entire Form S-1 to reflect the recent activity based on these financial statements. An updated consent from the public accounting firm has also been filed with the amended registration statement.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                          Very truly yours,


                                          /s/ Thomas E. Puzzo
                                          -------------------------------
                                          Thomas E. Puzzo